UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

AMENDMENT NO. 1

TELTRONICS, INC.
(Name of Issuer)

Common Stock, par value $.001 per share (Upon conversion of Series C Preferred Stock)
(Title of Class of Securities)

879698306
(CUSIP Number)

Norman R. Dobiesz IHL Investments, LLC 2150 Whitfield Industrial Way Sarasota, Florida 34243 (941) 751-7709
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communication)

February 5, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.12d-1(g), check the following box. ☐

Note:   Schedules filed in paper format shall include a signed original and five copies of schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the reminder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.                                 879698306

1.	Names of Reporting Persons: I.R.S. Identification Nos. of above persons (entities only): IHL Investments, LLC 20-8753105
2.	Check the appropriate Box if a Member of a Group: (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power:	1,454,545
	8.	Shared Voting Power:	-0-
	9.	Sole Dispositive Power:	1,454,545
	10.	Shared Dispositive Power:	-0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,454,545
12.	Check Box if Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented by Amount in Row (11): 16.82%
14.	Type of Reporting Person: OO

CUSIP No.                                 879698306

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) is filed by IHL Investments, LLC, a Delaware limited liability company, with respect to the common stock, $.001 par value, of Teltronics, Inc., a Delaware corporation.

This Amendment No. 1 should be read in conjunction with the Schedule 13D dated April 4, 2007 (“Schedule 13D”) and filed on April 5, 2007 with the Securities and Exchange Commission by IHL Investments, LLC.  This Amendment No. 1 amends the Schedule 13D only with respect to those items below.  All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto on the Schedule 13D.

Item 1.   Security and Issuer.

The class of equity securities to which this statement relates is the common stock, $.001 par value per share (the “Common Stock”) of Teltronics, Inc., a Delaware corporation (the “Issuer”), which has its principal executive offices at 2150 Whitfield Industrial Way, Sarasota, Florida 34243.

Item 2.   Identity and Background.

Paragraphs (b) and (c) in Item 2 are deleted in their entirety and amended as set forth below.

(a)	The address of IHL’s principal office is 2150 Whitfield Industrial Way, Sarasota, Florida 34243.
(b)
The principal business of IHL is acquiring, holding and dealing with the Series C Preferred Stock of the Issuer and receiving and distributing the dividends, distributions and proceeds of any disposition of the Series C Preferred Stock.

Item 5.   Interest in Securities of the Issuer.

Item 5 is deleted in its entirety and amended as set forth below.

IHL directly and beneficially owns 40,000 shares of the Series C Preferred Stock of the Issuer, which is convertible into 1,454,545 shares of Common Stock, which represents approximately 16.82% of the outstanding Common Stock of the Issuer on the date hereof.  This percentage is calculated based upon 8,647,539 issued and outstanding shares of the Issuer’s Common Stock (excluding the shares owned by IHL).  IHL possesses sole voting and dispositive power over the shares beneficially owned by it.

IHL has not effected other transactions in the securities of the Issuer in the last sixty days, other than as described in Item 6 of this Schedule 13D, which is hereby incorporated by reference into this Item 5.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is amended by adding the following paragraph.

CUSIP No.                                 879698306

The $400,000 balance of the purchase price for the Shares was paid to Harris.  In order to fully satisfy IHL’s indebtedness to Chartres, the sole owner of IHL assigned all Membership Interests of IHL to Chartres.  Chartres assigned 70.59% of the Membership Interests of IHL to Norman R. Dobiesz, a Senior Vice President and a member of the Board of Directors of the Issuer, and 29.41% of the Membership Interests of IHL to Ewen R. Cameron, the President and CEO and a member of the Board of Directors of the Issuer, in full satisfaction of Chartres’ indebtedness to Mr. Dobiesz and Mr. Cameron.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 6, 2008

IHL INVESTMENTS, LLC By FLP, Inc., Manager /s/ Norman R. Dobiesz
Name: Norman R. Dobiesz Title: President